K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

June 8, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

	Re:	Ener-Core, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed May 5, 2016 Registration Statement on Form S-1 Filed May 2, 2016 File No. 333-211048

Ladies and Gentlemen:

Ener-Core, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 24, 2016 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 2 (“Amendment No. 2”) of the Registration Statement on Form S-1 (the “Registration Statement”) as filed via EDGAR on June 8, 2016, marked against Amendment No. 1 to the Registration Statement as filed with the Commission on May 5, 2016. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Prospectus Summary, page 1

Our Products, page 2

1.	We note your disclosure that you “expect the first commercial deployments of KG2/PO units to begin in 2016.” In your next amendment, please update the timeframe of when you expect to deploy these units.

Company Response:

The Company has revised the disclosure on pages 2, 37 and 67 of the Registration Statement to address the Staff’s comment.

Risk Factors, page 10

We expect to require substantial additional financing… page 11

2.	We note that Dresser-Rand is entitled to terminate the D-R agreement if you do not satisfy the capital raise requirement by July 1, 2016. In your next amendment, please disclose the amount of capital you are required to raise under this requirement.

Company Response:

The Company has revised the disclosure on pages 11, 44 and 68 of the Registration Statement to address the Staff’s comment.

We are dependent on our suppliers, some of which are single…, page 16

3.	We note your disclosure that you do not have “qualified alternative sources for any of [y]our single-sourced suppliers.” In your next amendment, please identify these singlesourced suppliers. Refer to Item 101(h)(4)(v) or Regulation S-K.

Company Response:

The Company has revised the disclosure on page 16 of the Registration Statement to address the Staff’s comment. The Company respectively advises the Staff that the Registration Statement also identifies its single-sourced suppliers on page 85, as required by Item 101(h)(4)(v) of Regulation S-K.

Selling Stockholders, page 31

4.	For each of the selling stockholders listed below, please identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by these selling stockholders:

●	Anson Investments Master Fund LP;
●	Thomas S. Bridges Revocable Trust;
●	Williams Family Limited Partnership;
●	The Gans Family Trust; and
●	Hudson Bay Master Fund Ltd.

For further guidance, please refer to Regulation S-K C&DI Question 140.02.

Company Response:

The Company has revised the disclosure on page 32 of the Registration Statement to address the Staff’s comment.

5.	In your selling stockholders table, please disclose the percentage of stock that will be held by the following selling stockholders after the completion of the offering:

●	Anson Investments Master Fund LP;
●	Empery Asset Master, Ltd.;
●	Empery Tax Efficient, LP;

●	Empery Tax Efficient II, LP; and
●	Hudson Bay Master Fund Ltd.

For additional guidance, please refer to Item 507 of Regulation S-K and Regulation S-K C&DI Section 240.01.

Company Response:

The Company has revised the disclosure on page 31 of the Registration Statement to address the Staff’s comment.

Dresser-Rand 2 MW Integration, page 43

Dresser-Rand, page 45

6.	We note that you are to receive $1.1 million currently in escrow upon completion of the FSAT. Please clarify whether you expect the FSAT to be completed in the first half of 2016, as indicated in the first paragraph on page 44, or if it was already completed in the first quarter of 2016, as indicated in the third paragraph on page 44. If so, please disclose whether or when you expect to receive the proceeds from the escrow.

Company Response:

The Company has revised the disclosure on pages 6, 44, 45, 58, 68 and 70 of the Registration Statement to address the Staff’s comment.

Business, page 61

Our Products, page 63

7.	We note disclosure on page 64 that “you expect margins to be in the 25–30% range for units sold beginning in 2016.” Please discuss your basis for this expectation, and clarify whether you expect that this range of margin will be representative of units generally, or whether this is limited to the units you currently have under contract.

Company Response:

The Company has revised the disclosure on page 65 of the Registration Statement to address the Staff’s comment.

Principal Stockholders, page 110

8.	Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by Like Capital Limited. See Instruction 2 to Item 403 of Regulation S-K.

Company Response:

The Company has revised the disclosure on page 112 of the Registration Statement to address the Staff’s comment.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3545 or email me at shoshannah.katz@klgates.com.

Sincerely,

/s/ Shoshannah D. Katz
K&L Gates LLP
Shoshannah D. Katz

cc:	Kevin Stertzel, U.S. Securities and Exchange Commission
John Cash, U.S. Securities and Exchange Commission
David Korvin, U.S. Securities and Exchange Commission

Alain J. Castro, Ener-Core, Inc. Domonic J. Carney, Ener-Core, Inc.